UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2020
OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
COMMISSION FILE NUMBER 1‑11846

A. Full title of the Plan:
APTARGROUP, INC. PROFIT
SHARING AND SAVINGS PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
APTARGROUP, INC.
265 Exchange Drive, Suite 100
Crystal Lake, Illinois 60014
Telephone: (815) 477‑0424

APTARGROUP, INC.
PROFIT SHARING AND SAVINGS PLAN
Note: All other schedules of additional financial information required by Section 2520.103‑10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and the Administrative Committee
AptarGroup, Inc. Profit Sharing and Savings Plan
Crystal Lake, Illinois
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of AptarGroup, Inc. Profit Sharing and Savings Plan (the “Plan”) as of December 31, 2020 and 2019, the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP
BDO USA, LLP
We have served as the Plan’s auditor since 2020.
Chicago, Illinois
June 11, 2021

APTARGROUP, INC.
PROFIT SHARING AND SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AT DECEMBER 31, 2020 AND 2019

	2020	2019
Assets:
Investments, at fair value (Note 3)	$270,607,652	$240,406,932

Contributions receivable:
Participant	80,995	302,828
Employer	32,081	116,174

Notes receivable from participants	3,997,620	4,379,518

Other receivables: unsettled trades	1,085,188	57,984
Total receivables	5,195,884	4,856,504

Total Assets	275,803,536	245,263,436

Liabilities:
Accrued administrative expense	11,771	10,286

Net assets available for benefits	$275,791,765	$245,253,150
The accompanying notes are an integral part of these statements.

APTARGROUP, INC.
PROFIT SHARING AND SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2020

Additions to net assets attributed to:

Contributions:
Participant	$12,761,078
Rollover	2,557,492
Employer	4,352,448
Total contributions	19,671,018

Income from investments:
Dividends	10,481,678
Interest income on notes receivable from participants	225,854
Net appreciation in fair value of investments	28,798,347
Total investment income	39,505,879

Total Additions	59,176,897

Deductions from net assets attributed to:

Benefits paid to participants	28,599,753
Administrative expenses	38,529

Total Deductions	28,638,282

Net increase in net assets available for benefits for the year	30,538,615
Net assets available for benefits, beginning of the year	245,253,150

Net assets available for benefits, end of the year	$275,791,765
The accompanying notes are an integral part of these statements.

APTARGROUP, INC.
PROFIT SHARING AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020 AND 2019
NOTE 1 - DESCRIPTION OF THE PLAN
General Plan Information
The following description of the AptarGroup, Inc. Profit Sharing and Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan document or summary plan description for a more complete description of the Plan’s provisions.
The Plan, established on April 22, 1993, is a participant-directed defined contribution plan which covers eligible full-time and part-time non-union employees of AptarGroup, Inc. and certain of its subsidiaries (the “Company” or the “Employer”). The Plan is administered by a committee appointed by the Company, consisting of Company employees. Fidelity Management Trust Company (the “Trustee”) is the trustee for the Plan.
Effective April 1, 2019, employees of the following subsidiaries of AptarGroup, Inc. became eligible to participate in the Plan: Capital Cups, Inc., Capital Plastics Products LLC, CSP Technologies, Inc., CSP Technologies North America LLC, CV Partners, Maxwell Chase Technologies LLC and Total Innovative Packaging Inc. Employees of Capital Cups, Inc., Capital Plastics Products LLC, CSP Technologies, Inc., CSP Technologies North America LLC previously participated in the CSP Technologies 401(k) Plan.
On May 1, 2019, $16,786,027 from the CSP Technologies 401(k) Plan was merged with and into the Plan. The participant account balances from the CSP Technologies 401(k) Plan were merged into the existing participant accounts under the Plan, creating one account under the Plan for each participant.
Effective October 31, 2019, employees of Noble International, LLC (subsidiary of AptarGroup, Inc.) became eligible to participate in the Plan.

Eligibility and Participant Contributions
A participant (“Participant” or “Participants”) is a full-time employee who becomes eligible to participate on the first day of the month following the one-month anniversary of service, or a part-time employee who becomes eligible to participate after completion of 1,000 hours of service in a defined twelve-month period. If an employee has not enrolled in the Plan within 30 days from the eligibility date, the employee will be automatically enrolled, deferring at 3% of eligible compensation, unless the employee elects to not participate in the Plan. A Participant can authorize contributions of salary to the Plan of not less than 1% and not more than 25% of earnings (subject to Internal Revenue Code (“IRC”) limitations). Contributions can be traditional pre-tax, Roth after-tax, or a combination of the two contribution types. Each Participant who was age 50 or older by the end of 2020 was also permitted under the IRC and the Plan to contribute an additional $6,500 in catch-up contributions. Participants’ earnings are generally defined as total compensation for services rendered to the Employer. Participants may elect to suspend their contributions at any time. Eligible employees will not share in any Employer contributions for any period in which they voluntarily suspend their contributions or do not participate in the Plan. Active participation can be elected again at any time. Participants who contribute less than 6% will have their contribution percentage automatically increased annually on April 1st by 1% until they reach a maximum of 6%. Participants may opt out of this Plan provision at any time.
Employer Contributions
The amount of Employer contributions is determined annually by the Employer on a discretionary basis. Such contributions are computed as a matching percentage of each Participant’s contribution within specified limits. The Company matched 50% of Participant contributions up to the first 6% of eligible compensation deferred, for the year ended December 31, 2020.
For employees of Noble International, LLC (subsidiary of AptarGroup, Inc.), the Company matched 100% of Participant contributions up to the first 4% of eligible compensation deferred.
Plan Investment Options
Participants may direct their contributions and the employer matching contribution to any combination of investment options offered by the Plan.
Participant Accounts
A Participant may elect to transfer certain portions of his or her account in the Plan from one fund to another up to twelve times per year subject to certain restrictions between the Government Money Market Fund and Managed Income Portfolio. Each Participant’s account is credited with contributions and an allocation of plan earnings, and reduced for benefit payments and certain administrative expenses. Plan earnings are determined and credited to each Participant’s account on a daily basis in accordance with the proportion of a Participant’s account to all accounts.

Vesting and Forfeitures
Each Participant is fully vested in his or her contributions and related earnings at all times. Vesting of the Employer contribution account occurs at the rate of 20% per year of service on a cumulative basis for each year of service with a participating Employer. When a Participant terminates employment for any reason other than retirement after age 65, death or disability, the nonvested amounts of the Employer contributions will be forfeited and used to reduce administrative expenses of the Plan and then used to reduce future contributions of the Employer. In 2020, the amount used to reduce administrative expenses and Employer contributions was $126,868. The amount of such forfeitures available to reduce future contributions of the Employer was $86,692 and $116,893 as of December 31, 2020 and 2019, respectively.
Nonvested amounts for Participants who terminate employment for any reason other than retirement after age 65, death or disability, will be reinstated if re-employment by the Employer occurs prior to incurring five consecutive one year breaks in service as defined by the Plan agreement.
Payment of Benefits
Participants may elect to receive vested benefits in the form of a lump-sum cash distribution or a direct rollover transfer to an eligible retirement plan. When a terminated Participant’s vested balance is $5,000 or less, the Participant is required to take a lump-sum distribution of the benefit.
Certain participant accounts were previously part of Pittway Blue Chip Plan (prior plan under Pittway Corporation before the packaging operations were spun off as AptarGroup, Inc.). For the account portion attributable to Pittway Blue Chip Plan, participants may elect to receive vested benefits in the form of a lump-sum cash distribution, installment payments, or a combination of these forms, or a direct rollover transfer to an eligible retirement plan.
While employed, in the event of hardship, Participants may withdraw a portion of their vested account balances as defined by the Plan. The Plan allows for in-service withdrawals for Participants that have attained age 59.5. The Plan adopted certain provisions of the Coronavirus Aid, Relief, and Economic Security (CARES) Act which allowed, in accordance with section 2202(a) of the Act, participants to take up to a $100,000 distribution from qualified plans between January 1, 2020 and December 31, 2020. Participants have the option to repay the Plan’s distribution over a three-year period. Upon withdrawal from the Plan, the Participant will receive the amount of his or her contributions plus the vested portion of his or her Employer contributions.
Notes Receivable from Participants
The Plan provides that a Participant may, for specified reasons, borrow from the Plan an amount not to exceed the lesser of 50% of the Participant’s vested account balance or $50,000. Each Participant loan is evidenced by a note and each Participant note carries an interest rate equal to the prime rate plus 1% (outstanding loans as of December 31, 2020 had interest rates ranging from 4.25% to 6.5%) charged by the Trustee on the date of the loan. Repayment occurs through payroll withholding over a period not less than one year but not to exceed 5 years or up to 10 years if the loan has been used to purchase the primary residence of the Participant. The Plan adopted certain provisions of the CARES Act which allowed payments on loans due between March 27, 2020, and December 31, 2020, to be delayed for up to one year without causing the loan to become delinquent and go into default.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (U.S. GAAP).
Valuation of Investments
The Plan’s investments are stated at fair value.
Concentration of Investments
The Plan allows Participants to invest in the common stock of the Plan Sponsor, AptarGroup, Inc. The Plan’s investment in the common stock of the Plan Sponsor was 13.5% and 15.0% of plan investments as of December 31, 2020 and 2019, respectively. A significant decline in the market value of the Employer’s securities would significantly affect the net assets available for benefits.
Contributions
Employer and Participant contributions are invested directly in appropriate funds based upon Participant elections made at the date of enrollment or through authorized changes in elections.
Payment of Benefits
Benefits are recorded when paid.
Notes Receivable from Participants
Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the Participants’ account balances.
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets and changes thereto. Actual amounts could differ from those estimates.
Security Transactions and Investment Income Recognition
Purchases and sales of securities, including related gains and losses, are recorded as of the trade date. Unsettled security investments represent transactions entered into prior to the end of the accounting period for which cash settlement is made in a subsequent period. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Net appreciation in the fair value of investments includes the Plan's gains and losses on investments bought and sold as well as held during the year.
Trustee and Administrative Expenses
Expenses incurred in the administration of the Plan and investment management fees are paid by the Plan through plan forfeitures, except for loan service fees, which are paid by the Participants. Certain other costs of plan administration are paid by the Company.

Recent Accounting Pronouncement
In August 2018, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) 2018-13, Fair Value Measurement (Topic 820) – Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement. The ASU modifies the disclosure requirements for the fair value measurements in Topic 820, including the elimination, modification to, and addition of certain disclosures. The Company adopted the standard on January 1, 2020 and the adoption did not have a material impact on the Plan’s financial statements.
NOTE 3 - FAIR VALUE MEASUREMENTS
Fair value is defined as the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. There is an established fair value hierarchy which requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (Level 1 measurements) and gives the lowest priority to unobservable inputs (Level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:
Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.
Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.
In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.
The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair value of investments apply to investments held directly by the Plan:
Common stock: The fair values of AptarGroup, Inc. common stock are determined by obtaining quoted prices from a nationally recognized exchange (Level 1 inputs).
Mutual funds: The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).
Money market fund: The fair value of the money market fund is determined based upon the quoted redemption prices and recent transaction prices of $1.00 per share (Level 2 inputs), with no discounts for credit quality or liquidity restrictions.

Stable value collective trust fund: The fair values of participation units in the stable value collective trust is based upon the net asset value of such fund. Units of participation are redeemable upon receipt of Participant’s instruction based on the next determined net asset value per unit. Net asset value per unit is determined each business day.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
Investments measured at fair value on a recurring basis are summarized below:

	Assets at Fair Value as of December 31, 2020
	Level 1	Level 2	Level 3	Total
Common stock	$36,427,038	$—	$—	$36,427,038
Mutual funds	225,362,685	—	—	225,362,685
Money market funds	—	5,292	—	5,292
Total assets in fair value hierarchy	261,789,723	5,292	—	261,795,015
Investments measured at net asset value (a)				8,812,637
Investments at fair value	$261,789,723	$5,292	$—	$270,607,652

	Assets at Fair Value as of December 31, 2019
	Level 1	Level 2	Level 3	Total
Common stock	$36,030,823	$—	$—	$36,030,823
Mutual funds	198,286,775	—	—	198,286,775
Money market funds	—	4,407	—	4,407
Total assets in fair value hierarchy	234,317,598	4,407	—	234,322,005
Investments measured at net asset value (a)				6,084,927
Investments at fair value	$234,317,598	$4,407	$—	$240,406,932
__________________________________
(a)In accordance with Subtopic 820‑10, certain investments in a common collective trust fund that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in the above tables are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

NOTE 4 - PARTY-IN-INTEREST TRANSACTIONS
Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering services to the Plan, the Company, and certain others. Party-in-interest transactions included investments in the Aptar Stock Fund. At December 31, 2020 and 2019, the Plan had $36,427,038 and $36,030,823, respectively, invested in AptarGroup, Inc. common stock through an investment fund managed by the Trustee. The Plan held 266,104 and 311,631 shares of Employer stock as of December 31, 2020 and 2019, respectively. Dividends were paid on these shares in the amount of $417,207 during the year ended December 31, 2020. These transactions also qualify as party-in-interest transactions.
Additionally, certain plan investments are shares of mutual funds or collective trust funds managed by the Trustee or an affiliate of the Trustee; therefore, these transactions qualify as party-in-interest. Notes receivable from participants also reflect party-in-interest transactions. Fees paid by the participants to the Trustee for loan services and other participant-initiated transactions amounted to $82,394 for the year ended December 31, 2020. Fees paid by the Plan through plan forfeitures to the Trustee and Marquette Investment Manager for trustee and investment management fees amounted to $34,080 and $21,000, respectively, for the year ended December 31, 2020. The Plan received a revenue credit from the Plan Trustee of $101,250 for the year ended December 31, 2020. The revenue credit from the Plan Trustee is used to pay plan expenses and any unused funds at year end are allocated to participant accounts. These transactions are not prohibited transactions as defined under ERISA.
NOTE 5 - FEDERAL INCOME TAX STATUS
The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated June 27, 2014 that the Plan, as then designed, was in accordance with applicable requirements of the IRC. The Plan has been amended and restated since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and continues to be operated in compliance with the applicable requirements of the IRC, and therefore, believes the Plan is qualified, and the related trust is tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the plan has taken an uncertain position that more likely than not would be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing authorities; however, there are currently no audits for any tax periods in progress.
NOTE 6 - RISKS AND UNCERTAINTIES
Investment securities are exposed to various risks, such as interest rate, market, liquidity, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect Participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

In March 2020, the World Health Organization declared a global pandemic attributable to the outbreak and continued spread of COVID-19. The continued spread of COVID-19 has adversely affected organizations in many industries throughout the world resulting in significant volatility in the global capital markets. A sustained outbreak could materially affect participants’ account balances and the amounts reported on the 2020 Statement of Net Assets Available for Benefits.
NOTE 7 - AMENDMENT AND TERMINATION OF PLAN
The Plan may be amended at any time by the Company. However, no amendment may adversely affect the current rights of the Participants in the Plan with respect to contributions made prior to the date of the amendment.
Although it has not expressed any interest to do so, the Company reserves the right to discontinue Employer contributions or to terminate its participation in the Plan at any time. In the event of a partial or complete termination of the Plan, all Participants with respect to whom the Plan is being terminated shall be fully vested in their accounts as of the date of the termination of the Plan.
NOTE 8 - SUBSEQUENT EVENT
Effective January 1, 2021, a 5% non-elective contribution will be made by the Company for the following eligible employees: (1) Employees hired or rehired on or after January 1, 2021; (2) Employees of companies that have been acquired by the Company on or after January 1, 2021; and (3) Employees of companies that have been acquired by the Company and did not adopt the AptarGroup, Inc. Employee’s Retirement Plan prior to January 1, 2021, with the exception of Noble International, LLC employees that will receive a 4% non-elective contribution by the Company.
Effective January 1, 2021, a Participant can authorize contributions of salary to the Plan of not less than 1% and not more than 75% of earnings (subject to IRC limitations).
Plan management has evaluated subsequent events for recognition and disclosure through June 11, 2021, which is the date the financial statements were available to be issued.

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4i
APTARGROUP, INC.
PROFIT SHARING AND SAVINGS PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AT DECEMBER 31, 2020

Name of plan sponsor:	AptarGroup, Inc.
Employer identification number:	36‑3853103
Three-digit plan number:	002

	Issuer	Identity of Issue	Description of Investment	Cost**	Fair Value
Common Stock
*	AptarGroup, Inc.	Aptar Stock Fund	Common Stock		$36,427,038
Mutual Funds
*	Fidelity Investments	Government Money Market Fund	Money Market Mutual Fund		13,676,732
	BAMCO, Inc.	Baron Asset Fund	Mutual Fund		11,035,979
*	Fidelity Investments	Diversified International K Fund	Mutual Fund		12,878,024
	Allianz Global Investors	NFJ Dividend Value Fund R6 Class	Mutual Fund		12,424,058
*	Fidelity Investments	Stock Selector Small Cap Fund	Mutual Fund		8,864,502
	Baird Funds	Aggregate Bond Fund Institutional Class	Mutual Fund		11,386,705
*	Fidelity Investments	Fidelity Contrafund K	Mutual Fund		41,936,612
*	Fidelity Investments	Fidelity 500 Index Fund	Mutual Fund		17,135,696
*	Fidelity Investments	Freedom Income Fund K	Mutual Fund		1,213,584
*	Fidelity Investments	Freedom 2010 Fund K	Mutual Fund		1,824,985
*	Fidelity Investments	Freedom 2015 Fund K	Mutual Fund		1,754,138
*	Fidelity Investments	Freedom 2020 Fund K	Mutual Fund		7,064,228
*	Fidelity Investments	Freedom 2025 Fund K	Mutual Fund		16,311,842
*	Fidelity Investments	Freedom 2030 Fund K	Mutual Fund		17,561,451
*	Fidelity Investments	Freedom 2035 Fund K	Mutual Fund		15,981,884
*	Fidelity Investments	Freedom 2040 Fund K	Mutual Fund		11,123,846
*	Fidelity Investments	Freedom 2045 Fund K	Mutual Fund		8,260,279
*	Fidelity Investments	Freedom 2050 Fund K	Mutual Fund		9,264,717
*	Fidelity Investments	Freedom 2055 Fund K	Mutual Fund		3,434,902
*	Fidelity Investments	Freedom 2060 Fund K	Mutual Fund		2,058,309
*	Fidelity Investments	Freedom 2065 Fund K	Mutual Fund		170,212
Money Market Funds
*	Fidelity Investments	Cash Reserves Fund	Money Market Fund		5,292
Stable Value Funds
*	Fidelity Management Trust Company	Managed Income Portfolio	Collective Trust Fund		8,812,637
Participant Loans
*	Plan Participants	Participant Loans – Range of interest rates 4.25‑6.50%			3,997,620
					$274,605,272
*Party-in-interest
**Investments are participant-directed. Cost is not required to be presented.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, AptarGroup, Inc., as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AptarGroup, Inc. Profit Sharing and Savings Plan

By:	AptarGroup, Inc., as Plan Administrator

By:	/s/ Matt Wolter
Matt Wolter
Senior Manager, Employee Benefits and HRIS
June 11, 2021

INDEX OF EXHIBITS

Exhibit Number	Description
23.1*	Consent of BDO USA, LLP, Independent Registered Public Accounting Firm.
*Filed herewith.